June 10, 2005

Mail Stop 0409

Edward K. Aldag, Jr.
Chairman, President, Chief Executive Officer and Secretary
Medical Properties Trust, Inc.
1000 Urban Center Drive, Suite 501
Birmingham, Alabama  35242

Re:	Medical Properties Trust, Inc.
      Amendment No. 4 to Registration Statement on Form S-11,
Filed
June 3, 2005
      Registration No. 333-119957

Dear Mr. Aldag:

	We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. We have reviewed your revisions in response to Comment 1 from our last letter. Please advise us whether your rights with respect to the Vibra loan guaranties are also subordinated to Merrill Lynch or other guaranties. In addition, please advise us whether your rights with respect to the Vibra loan are subordinated to other Vibra lenders.

2. We note your disclosure regarding the Merrill Lynch term sheet for a new $100 million facility. Please disclose whether or not you have executed the term sheet.

Summary

	Summary Risk Factors, page 7

3. We note your response to comment 4. However, please revise the summary risk factor to state the underwriter`s current ownership percentage.

Risk Factors

	There is currently no public market for our common stock, and an
active trading market 	for our common stock may never develop
following this offering, page 36

4. Please expand your disclosure under this heading to provide investors more information regarding the Portal Market. For example, please disclose that individuals or institutions that sell your securities are not required to report the sales to Portal, so the last reported sales price may not reflective of sales that have occurred and were not reported.

Selected Financial Information

5. We note that for the three months ended March 31, 2005, the distributions declared exceed earnings for that period. Please advise us what consideration you gave to SAB Topic 1.B.3 when calculating your pro forma weighted average shares outstanding and per share data.

Our Portfolio, page 71

	Our Pending Acquisitions and Developments, page 83

6. We note your response to comment 9. Please disclose the name of the "experienced management companies."

Selling Stockholders, page 109

7. Please note that it is our position that any selling stockholder who is a broker-dealer must be identified as an underwriter in the prospectus unless all of the securities being registered on behalf of that broker-dealer were received as compensation for underwriting activities. Please supplementally confirm to us, if true, that none of the selling stockholders that will be identified in the prospectus is a broker-dealer. If one or more of the selling stockholders is a broker-dealer, please revise to identify each such selling stockholder and to disclose that each such selling stockholder is an underwriter. Alternatively, if any selling stockholder who is a broker-dealer received or will receive all of the shares being registered on its behalf as compensation for underwriting activities, please supplementally identify each such selling stockholder and supplementally describe the nature of the transactions in which those shares were acquired.

8. Please note that it is our position that any selling stockholder who is an affiliate of a broker-dealer must be identified as an underwriter in the prospectus unless that selling shareholder represents that it purchased the shares being registered on its behalf in the ordinary course of its business and, at the time of the purchase of those shares, did not have any agreement or understanding, directly or indirectly, with any person to distribute those shares. Please revise to disclose, if true, that each selling shareholder that is an affiliate of a broker-dealer purchased the shares being registered on its behalf in the ordinary course of its business and, at the time of the purchase of those shares, did not have any agreement or understanding, directly or indirectly, with any person to distribute the shares. If you are unable to make those statements with respect to one or more of those selling shareholders, please revise to identify those selling shareholders and to disclose that those selling shareholders are underwriters in connection with this registration statement. For the definition of "affiliate," please refer to Rule 405 of Regulation C.

*  *  *  *

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.



	You may contact Andrew Mew at (202) 551-3377 or Cicely
Luckey,
Accounting Branch Chief, at (202) 551-3413 if you have questions regarding comments on the financial statements and related matters.
Please contact Michael McTiernan, Attorney-Advisor, at (202) 551-
3852, or me at (202) 551-3694 with any other questions.

Sincerely,



Owen Pinkerton
Senior Counsel


cc:	Thomas O. Kolb, Esq. (via facsimile)
	Baker, Donelson, Bearman, Caldwell & Berkowitz, PC


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Medical Properties Trust, Inc.
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